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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          PRAEGITZER INDUSTRIES, INC.
                           (Name of Subject Company)
                            ------------------------

                            TYCO INTERNATIONAL LTD.
                              SIGMA CIRCUITS, INC.
                            T MERGER SUB (OR), INC.
                                   (Bidders)

                                  COMMON STOCK
                         (Title of class of securities)
                            ------------------------

                                   739422103
                     (CUSIP number of class of securities)
                            ------------------------

                    MARK H. SWARTZ, EXECUTIVE VICE PRESIDENT
                        C/O TYCO INTERNATIONAL (US) INC.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                            ------------------------

                                WITH A COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                      KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 715-9100
                            ------------------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
                 $73,563,330                                      $14,713

* For purposes of calculating fee only. Assumes purchase of 13,375,151 shares of Common Stock of Praegitzer Industries, Inc. at $5.50 per share, representing 13,129,751 shares outstanding and 245,400 shares reserved for issuance pursuant to outstanding in the money options.

**  1/50th of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:        Not applicable                  Filing party:  Not applicable.
Form or registration no.:      Not applicable.                 Date filed:    Not applicable.

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                       Exhibit Index is located on Page 8

                                 SCHEDULE 14D-1

                                                               Page 2 of 8 Pages

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(1) Name of Reporting Persons:
    Tyco International Ltd.

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(2) Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC Use Only

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(4) Source of funds

    AF
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    Bermuda
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(7) Aggregate amount beneficially owned by each reporting person

    See item 6 and item 7
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares

    See item 6 and item 7                                                    / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

    See item 6 and item 7
--------------------------------------------------------------------------------

(10) Type of reporting person

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

                                                               Page 3 of 8 Pages

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(1) Name of Reporting Persons:
    Sigma Circuits, Inc.

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds

    AF
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    Delaware
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person

    See item 6 and item 7
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares

    See item 6 and item 7                                                    / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

    See item 6 and item 7
--------------------------------------------------------------------------------

(10) Type of reporting person

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

                                                               Page 4 of 8 Pages

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(1) Name of Reporting Persons:
    T Merger Sub (OR), Inc.

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC Use Only

--------------------------------------------------------------------------------

(4) Source of funds

    AF
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    Oregon
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person

    See item 6 and item 7
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in row (7) excludes certain shares

    See item 6 and item 7                                                    / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in row (7):

    See item 6 and item 7
--------------------------------------------------------------------------------

(10) Type of reporting person

    CO
--------------------------------------------------------------------------------

    This Statement relates to the offer by T Merger Sub (OR), Inc., an Oregon corporation (the "Purchaser") and a wholly owned subsidiary of Sigma Circuits, Inc. ("Sigma"), a Delaware corporation and an indirect subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to purchase all outstanding shares of common stock (the "Shares") of Praegitzer Industries, Inc., an Oregon corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 1999, annexed hereto as Exhibit (a)(1) (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $5.50 per Share, net to each tendering shareholder in cash. Tyco has fully and unconditionally guaranteed the Offer.

    The item numbers below and responses thereto are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Praegitzer Industries, Inc., an Oregon corporation. The address of the Company's principal executive offices is 9801 SW 72(nd) Avenue, Tualatin, OR 97062.

    (b) The securities to which this statement relates are the Shares. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(g) This Statement is being filed by Purchaser, Sigma and Tyco (collectively, the "Reporting Persons"). Purchaser is a direct wholly owned subsidiary of Sigma. Sigma is an indirect wholly owned subsidiary of Tyco.

    The information set forth in Section 9 ("Certain Information Concerning Tyco, Parent and Purchaser") and in Annex I, II and III of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Tyco, Parent and Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 13 ("The Merger Agreement; Shareholder's Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction and Sections 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") and 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in Sections 9 ("Certain Information Concerning Tyco, Parent and Purchaser") and 13 ("The Merger Agreement; Shareholder's Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction and Sections 9 ("Certain Information Concerning Tyco, Parent and Purchaser"), 11 ("Contacts with the Company; Background of the Offer"), 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and 13 ("The Merger Agreement; Shareholder's Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Sections 17 ("Fees and Expenses") and 18 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning Tyco, Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein of such financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold the Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 13 ("The Merger Agreement; Shareholder's Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Sections 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") and 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (e) None

    (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, to the extent not otherwise set forth herein, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated November 1, 1999.

    (a)(2) Letter of Transmittal.

    (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Notice of Guaranteed Delivery.

    (a)(6) Text of Joint Press Release issued October 26, 1999.

    (a)(7) Form of Summary Advertisement, dated November 1, 1999.

    (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (b) Not applicable.

    (c)(1) Confidentiality Agreement executed by an affiliate of Tyco on behalf of the Company, dated May 3, 1999.

    (c)(2) Agreement and Plan of Merger, dated as of October 26, 1999, among Sigma, Purchaser and the Company with the Guarantee of Tyco.

    (c)(3) Shareholder's Agreement, dated as of October 26, 1999, among Sigma, Purchaser and Robert L. Praegitzer.

    (d)-(f) Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    Tyco International Ltd.
                                    By: /s/ MARK H. SWARTZ

                                        Name: Mark H. Swartz
                                        Title: Executive Vice President
                                        and Chief Financial Officer

Dated: November 1, 1999

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    Sigma Circuits, Inc.
                                    By: /s/ JEFFREY D. MATTFOLK

                                        Name: Jeffrey D. Mattfolk
                                        Title: Vice President

Dated: November 1, 1999

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    T Merger Sub (OR), Inc.
                                    By: /s/ JEFFREY D. MATTFOLK

                                        Name: Jeffrey D. Mattfolk
                                        Title: Vice President

Dated: November 1, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                                SEQUENTIALLY
NO.                              DESCRIPTION                           NUMBERED PAGE
-------                          -----------                           -------------
(a)(1)   Offer to Purchase, dated November 1, 1999
(a)(2)   Letter of Transmittal
(a)(3)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees
(a)(4)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees
(a)(5)   Notice of Guaranteed Delivery
(a)(6)   Text of Joint Press Release issued October 26, 1999
(a)(7)   Form of Summary Advertisement, dated November 1, 1999
(a)(8)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9
(c)(1)   Confidentiality Agreement executed by an affiliate of Tyco on behalf of the Company, dated May 3, 1999
(c)(2)   Agreement and Plan of Merger, dated as of October 26, 1999, among Sigma, Purchaser and the Company with the Guarantee of
         Tyco
(c)(3)   Shareholder's Agreement, dated as of October 26, 1999, among
         Sigma, Purchaser and Robert L. Praegitzer

                                      -8-